Contact

www.linkedin.com/in/elaine-brown-0baa33234 (LinkedIn)

Top Skills

Networking
Recruiting

Elaine Brown

--
Atlantic City

Experience

TBJ Gourmet
Vice President of Sales
October 2013 - Present (8 years 7 months)
West Chester, Pennsylvania, United States

Education

Harcum College
Associate of Arts and Sciences - AAS, Early Childhood Education and Teaching · (September 1977 - May 1979)